US Securities and Exchange Commission
Washington, DC 20549

Re: Specialized Services Inc.
Item 4.01 Form 8-K

Ladies and Gentlemen:

We were previously the independent auditors of Specialized Services, Inc. and under the date May 27, 2007 we reported on the balance sheets of Specialized Service, Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended.

We have read the statements made by Specialized Services, Inc. which we understand will be filed with the Commission pursuant to its Item 4.01 Form 8-K Report dated October 5, 2007. We agree with the statements made in the Form 8-K insofar as they relate to our firm. We are not in a position to agree with the statements regarding Specialized Services, Inc.'s new independent auditors.

Very truly yours,

KBL, LLP

KBL, LLP

Certified Public Accountants and Advisors

110 Wall Street, 22nd Floor, New York, NY 10005 212.785.9700